Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8, dated June 20, 2014) of Pinnacle Entertainment, Inc. for the registration of 475,000 shares of Common Stock, par value $0.10 per share, of Pinnacle Entertainment, Inc. available for awards of nonqualified stock options and restricted stock units granted to certain employees of Pinnacle Entertainment, Inc. of our reports dated March 3, 2014, with respect to the consolidated financial statements and schedule of Pinnacle Entertainment, Inc., and the effectiveness of internal control over financial reporting of Pinnacle Entertainment, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Las Vegas, Nevada

June 20, 2014